Next Bridge Hydrocarbons, Inc.

6300 Ridglea Place, Suite 950

Fort Worth, Texas 76116

November 16, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Purcell

Re:	Next Bridge Hydrocarbons, Inc.

Registration Statement on Form S-1, as amended

File No. 333-266143

Request for Acceleration

Dear Mr. Purcell,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Next Bridge Hydrocarbons, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement, as amended November 9, 2022, be accelerated to, and that the Registration Statement be declared effective at, 8:30 a.m. Eastern Time, on November 18, 2022, or as soon thereafter as practicable.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Jack Jacobsen, O’Melveny & Myers LLP, counsel to the Registrant, by telephone at 972-360-1914 or by email at jjacobsen@omm.com with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Sincerely,

Next Bridge Hydrocarbons, Inc.

By:	/s/ Ken Rice

Name:	Ken Rice
Title:	Chairman and Chief Financial Officer